COOKSON GROUP PLC PROPOSED SEC DE-REGISTRATION: EFFECT ON US OPTIONHOLDERS AND US HOLDERS OF SHARE AWARDS

1.	WHY DOES THE DE-REGISTRATION AFFECT OPTIONS AND AWARDS?

On October 17, 2005, Cookson Group plc (“Cookson”) announced its intention to take steps to terminate its registration with the US Securities and Exchange Commission (“SEC”). To be eligible to de-register as a foreign private issuer with the SEC, Cookson must have less than 300 US-resident shareholders. This should be the case in early 2006, at which point the SEC de-registration is expected to take effect.

In addition, under current SEC regulations, the number of US-resident shareholders and optionholders must each then remain below 300 at the end of each of Cookson’s future financial years to avoid Cookson having to re-register with the SEC. This means that Cookson will need to ensure that it has fewer than 300 US-resident option and award holders under its various employee share schemes at the end of December 2006. As there are currently approximately 1000 US optionholders, Cookson will need to reduce the number of US optionholders. Similarly, Cookson will need to ensure that if US residents exercise share awards that they hold under the Long Term Incentive Plan and Mid-Term Incentive Scheme, they do not cause the total number of US-resident shareholders to exceed 300 at the end of 2006. This note explains what is proposed in relation to options and share awards held by US residents.

On December 14, 2005, the SEC announced a consultation relating to proposals to establish new criteria to make it easier for foreign private issuers such as Cookson to deregister from the SEC. The consultation process is likely to take several months and it is not possible to be certain what form any new criteria will finally take. It is possible the new criteria will not require Cookson, after deregistration, to maintain the number of each of the US-resident shareholders and optionholders at below 300 at each fiscal year-end in order to avoid re-commencement of registration obligations. The Company intends to proceed with the proposals set out in this document but will keep the position under review.

2.	HOW WILL THE NUMBER OF US OPTION AND AWARDS HOLDERS BE REDUCED?

To a large extent, the number of US optionholders may reduce automatically during the course of 2006:

•	There are a significant number of US optionholders holding options granted under the US Employee Stock Purchase Plan (“USESPP”). All outstanding options granted under the USESPP will mature and be automatically exercised on 18 January 2006.

•	Options granted under the 1995 Executive Share Option Scheme (“1995 Scheme”) in November 2002 at an exercise price of £2.50 are expected to become exercisable in March 2006, when the relevant performance conditions are satisfied. Similarly, the options granted under the 1995 Scheme at an exercise price of £3.60 are also expected to become exercisable in September 2006 (provided that the relevant performance conditions are satisfied).

Cookson will monitor the number of US optionholders during the course of 2006. If the number does not reduce significantly during the course of the year, Cookson will take steps to ensure that the number is below 300 by December 31, 2006, since this is the date at which the 300-person limit will be measured. If Cookson needs to reduce optionholder numbers, it is proposing to amend outstanding US options so that they will be settled in cash, rather than in shares. Cookson may also amend awards granted under the Long Term Incentive Plan and the Mid-Term Incentive Scheme so that they too are settled in cash. The reason for amending US options in this way is because cash-settled options would not then count towards the 300-person limit for US-resident optionholders for the purposes of the SEC requirements. Similarly, awards settled in cash would avoid the prospect of creating new US-resident shareholders which could otherwise cause the total number of such shareholders to exceed the 300-person limit.

If Cookson needs to amend options or share awards so that they become cash-settled, the amended options or awards would be governed by the same terms as those governing the share options they replace; the cash-settled options or awards would have the same remaining life as the existing options and awards, together with the same vesting and exercise conditions. The only difference would be that the options or awards would be settled in cash rather than shares. If Cookson needs to amend existing options or awards, it will provide information to affected option and award holders closer to the time of the proposed amendment.

3.	WHAT WILL HAPPEN TO COOKSON SHARES ACQUIRED ON THE EXERCISE OF OPTIONS OR VESTING OF AWARDS?

As you will have seen from Cookson’s announcement on October 17, 2005 and from the circular to shareholders enclosed with this note, Cookson is proposing to amend its Articles of Association to allow Cookson’s board to require US-resident shareholders to sell their ordinary shares if the number of shareholders exceeds 300. Further details of the proposed amendments are provided in the circular to shareholders.

Assuming that shareholders approve the proposed amendments to Cookson’s Articles of Association, if you acquire shares on the exercise of an option or vesting of an award, Cookson may require you to sell those shares. If you are affected, you will receive further information at that time.

4.	WHAT ABOUT FUTURE GRANTS OF OPTIONS AND AWARDS?

Cookson will take steps to ensure that the 300 US-person limit is not exceeded in the future once the SEC registration has been terminated.

5.	CAN I SELL MY COOKSON SHARES NOW?

If you currently hold any Cookson shares, you may sell them now. If you are in any doubt as to the action you should take, you should contact your usual broker or independent financial adviser. Cookson has arranged a share dealing service with JPMorgan Cazenove for US-resident employees holding ordinary shares. For further information, you should e-mail shareholder.information@cookson.co.uk or contact Richard Malthouse (Group Secretary) richard.malthouse@cookson.co.uk, Rachel Fell (Deputy Secretary) rachel.fell@cookson.co.uk or Rachel Benjamin (Company Secretarial Assistant) rachel.benjamin@cookson.co.uk or call them on Tel: +44 (0) 207 061 6500.

Richard Malthouse, Group Secretary

December 19, 2005